Exhibit 99.7

COASTAL CONTACTS INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Purpose

The board of directors (the “Board”) of Coastal Contacts Inc. (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”).  The Code applies to the Company’s Chief Executive Officer, President, Chief Financial Officer, and all other executive officers (collectively, the “Officers”), to all other employees of the Company and to the members of the Board (the “Directors”).  The Code is designed to deter wrongdoing and to promote: (i) honest and ethical conduct; (ii) the avoidance of conflicts of interest; (iii) full, fair, accurate and timely disclosure in the Company’s public filings with the Canadian securities regulatory authorities and such other securities regulatory authorities as the Company may, in the future, be required to file with (the “Securities Commissions”); (iv) compliance with applicable governmental laws, rules and regulations; (v) prompt internal reporting to the Board or a committee of the Board of violations of the Code; and (vi) accountability for adherence to the Code.

The Board believes the Code should be an evolving set of guidelines, subject to alteration as circumstances warrant.  Any modification to or waiver of the Code may be made only by the Board and will be promptly disclosed as required by applicable laws and regulations.

Those who violate the standards in the Code will be subject to disciplinary action, which may include loss of pay, termination, referral for criminal prosecution and reimbursement to the Company or others for any losses or damages resulting from the violation. If you are in a situation which you believe may violate or lead to a violation of this Code, you must inform the Audit Committee or the Board as soon as practicable.

Ethical Principles

Each Director, Officer and employee is expected to conduct his or her affairs with honesty and integrity, and is required to adhere to the highest ethical standards in carrying out his or her duties on behalf of the Company.  Directors, Officers and employees are expected to be honest and ethical in dealing with each other, the Company’s security holders, customers, suppliers, competitors, employees and third parties.  All Directors’, Officers’ and employees’ actions must be free from illegal discrimination, libel, slander or harassment. Each person must be accorded equal opportunities in compliance with applicable law.

Conflicts of Interest

All of us must be able to perform our duties and exercise judgment on behalf of the Company without influence or impairment, or the appearance of influence or impairment, due to any activity, interest or relationship that arises outside of work.  A conflict of interest may arise whenever our loyalty to the Company is affected by actual or potential benefit or influence from an outside source. We should all be aware of any potential influences that impact or appear to impact our loyalty to the Company.  In general, we should avoid situations where our personal interests conflict, or appear to conflict, with those of the Company.

Any time you believe a conflict of interest may exist, Officers and Directors must disclose the potential conflict of interest in writing to their supervisor and to the Audit Committee. Employees can disclose their actual or apparent conflicts of interest to their supervisors or manager.  Any activity that is approved, despite the actual or apparent conflict, must be documented.  A potential conflict of interest that involves an Officer, Director or other Senior Management must be approved in writing by the Audit Committee.

It is not possible to describe every conflict of interest, but some situations that could cause a conflict of interest include:

•                  Doing business with family members, including your spouse, parents, children, siblings and in-laws;

•                  Having a financial interest in another company with whom the Company does business;

•                  Managing your own business;

•                  Serving as a director of another business;

•                  Being a leader in some organizations; and

•                  Diverting a business opportunity from the Company to another company.

Employing Friends and Relatives

Employing relatives or close friends who report directly to you may also be a conflict of interest. Although our company encourages employees to refer candidates for job openings, employees who may influence a hiring decision must avoid giving an unfair advantage to anyone with whom they have a personal relationship.  In particular, you should not hire relatives or attempt to influence any decisions about the employment or advancement of people related to or otherwise close to you, unless you have disclosed the relationship as provided herein and the decision has been approved.

Ownership in Other Businesses

Investments can cause a conflict of interest. In general, you and your family members should not own, directly or indirectly, a significant financial interest in any company that does business with the Company or seeks to do business with the Company or in any of our competitors.

Service on Boards

Serving as a director of another corporation may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, also may create a conflict.  Before accepting an appointment to the board or a committee of any organization whose interests may conflict with the Company’s interests, you must discuss it with and obtain written approval from the Audit Committee.  This rule does not apply to non-employee Directors.

Public Filings and Communications

The Officers are responsible for ensuring full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with the Securities Commissions and in the Company’s other public communications (collectively, “Reports”). However, if you are requested to provide information to be included in, or to participate in the preparation of, Reports, you are responsible for providing such information and preparing such Reports in a manner that will help to ensure full, fair, accurate, timely and understandable disclosure.

Accounting, Recordkeeping and Personal Transactions

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.  All Company books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off-the-books” funds or assets should not be maintained unless permitted by applicable law or regulation and approved by the Company’s Chief Financial Officer.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or the accounting department.

Business records and communications often become public. Avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies in all e-mail, internal memos and reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies and in the event of litigation or governmental investigation, please consult the Audit Committee or the Company’s counsel for instructions.

If you suspect misconduct, irregularity, or other questionable matters regarding accounting, internal accounting controls or auditing matters, immediately contact your supervisor, our counsel or the Audit Committee.

Relations with Auditors

None of us shall directly or indirectly attempt to coerce, influence, manipulate, or mislead any of the Company’s independent or internal financial staff or auditors in connection with the preparation of the Company’s financial statements.  This prohibits not only threats, bribery and blackmail, but also offering non-bribe financial incentives such as future employment or engagements and providing misleading information or analysis.  If you become aware of any such attempt, promptly report it in writing to the Audit Committee.

Compliance with Laws, Rules and Regulations

Obeying the law is the foundation on which the Company’s ethical standards are built.  All Directors, Officers and employees must respect and obey the laws, rules and regulations of the cities, provinces, states and countries in which the Company operates. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, counsel or other appropriate personnel. If an employee suspects misconduct, he or she may anonymously report it to supervisors, managers, counsel or the Audit Committee.

Insider Trading

Confidential information is the Company’s property and you may not improperly use it for your personal benefit.  Directors, Officers and employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. All non-public information about the Company or its customers should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is both unethical and illegal.  The Company will fully cooperate with any investigation by the Securities Commissions or other law enforcement authorities regarding the misuse of the Company’s confidential information.  Please refer to the Company’s Insider Trading Policy.

Corporate Opportunities

You may not take for yourself business opportunities discovered through the use of the Company’s property, information, or position, and you may not use the Company’s property or information or your position for personal gain.  Directors, Officers and employees owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.

Fair Dealing

The conduct required by fair dealing requires honesty in fact and the observance of reasonable commercial standards of fair dealing.  You should endeavour to deal fairly with the Company’s security holders, customers, suppliers, competitors and employees.  No one should take unfair advantage of anyone through illegal conduct, manipulation, concealment, misrepresentation or do anything that could be interpreted as being dishonest or outside reasonable commercial standards of fair dealing.

Discrimination and Harassment

The Company’s long-standing policy is to offer fair and equal employment opportunity to every person regardless of age, race, colour, creed, religion, disability, marital status, sex, sexual orientation, national origin, or other legally protected status, as required by law.  The Company seeks to provide a work environment that is free from intimidation and harassment based on any of these characteristics and the Company specifically prohibits such intimidation and harassment.

Health and Safety

The Company strives to provide each employee with a safe and healthy work environment. Each employee is responsible for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting incidents, injuries and unsafe equipment, practices or conditions.  Violence and threatening behavior are never permitted for any reason. Employees must report to work in a condition to perform their duties, free from the influence of illegal drugs or alcohol and the use of illegal drugs in the workplace will not be tolerated.

Protection and Proper Use of Company Assets

The Company’s resources should be used only for legitimate business purposes and for the benefit of the Company.  All of us should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste directly impact the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation.  The Company’s equipment should not be used for non-Company business, though incidental personal use may be permitted.

Our obligation to protect the Company’s assets includes its proprietary information, including intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy and could result in civil or criminal penalties.

International Operations

All Company employees worldwide must comply with the Company’s policies and procedures applicable to international business transactions, with the legal requirements and ethical standards of each country in which they conduct Company business and with all laws applicable in other countries.

Reporting Concerns

Any Officer or employee who has a concern about the Company’s conduct, its disclosure, accounting or internal controls or about a possible violation of the Code is strongly encouraged to report that concern to any non-employee Director or to the Audit Committee and it will be treated confidentially and in an unbiased fashion.

The employee may go directly to the Audit Committee as outlined in the Whistle Blower Policy.  The Company will forward all such concerns to the appropriate Director and/or the Audit Committee for review, and the status of all outstanding concerns addressed to the non-employee Directors or the Audit Committee will be reported to the Board on a quarterly basis.  The non-employee Directors or the Audit Committee may direct special treatment, including the retention of outside advisors or counsel, for any concern addressed to them.

This Code of Business Conduct and Ethics is not a contract of employment or a guarantee of continuing Company policy.  The Company may amend, supplement or discontinue this Code of Business Conduct and Ethics or any part of it at any time.